F.C 4-26-02

02027814

0-29644

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 26, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1057997

Total Pages = 16

ARM Holdings plc

INDEX TO EXHIBITS

Item

1. Disclosure of Interest in shares
2. Press release dated April 18, 2002
3. Press release dated April 22, 2002
4. Press release dated April 24, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

By: [signature]
Name: Tim Score
Title: Chief Financial Officer

Date: April 26, 2002

Item 1

Your Fax: 01223 400410

15 April, 2002

Arm Holdings Plc
100 Fulbourn Road
Cambridge
CB1 9NJ
Attn: Company Secretary

Legal & General

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a transfer into management of 188,435 shares on the 12 April 2002, we now hold the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,195,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	4,650,955	
HSBC Global Custody Nominee (UK) Ltd A/c 252605	814,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	757,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	21,255,495	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	87,200	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	757,000	
	30,516,650	3.01%

Please note that this percentage is based on our understanding that your issued share capital is 1,011,748,174.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701.

Yours faithfully,

pp Kate Jarvis
Group A Signatory

Lee Toms
Group B Signatory

Andrew Fairhurst / ~~Kristina Hughman~~
Group C Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court,
11 Queen Victoria St, London EC4N 4TP

Item 2

GOODRICH LICENSES ARM TECHNOLOGY FOR SYSTEM-ON-CHIP SOLUTIONS FOR THE AEROSPACE INDUSTRY

Ultra-high reliability radiation-hardened chips mean new products and improved performance for space, aircraft and military applications

CAMBRIDGE, UK AND CHARLOTTE, NC - Apr. 18, 2002 – ARM (LSE:ARM) (Nasdaq:ARMHY), the industry's leading provider of 16/32-bit embedded RISC processor technology and Goodrich Corporation, announced today that Goodrich has licensed the ARM7TDMI-S™ core. The agreement will enable ultra-high reliability and radiation hardened system-on-chip (SoC) solutions to be designed specifically for severe environment applications. The technology involved in the agreement allows for aerospace and other space-based computers/chips to withstand severe radiation with the added benefit of being able to support low-power applications.

Goodrich expects to have ARM Powered® SoC solutions available in 2002. The first product to feature the licensed technology will be Goodrich's microRad™ processor, an integrated 32-bit processor SoC solution developed jointly with the Space Vehicles Directorate Air Force Research Laboratory for space and other harsh environments. This product and its derivatives will be used by designers of avionics for spacecraft, aircraft and defense systems, where affordability, reliability and radiation hardening are of the highest priority.

In addition, Goodrich is currently negotiating with several leading aerospace companies for insertion of this technology into their systems. "The combination of Goodrich and ARM® technology is designed to correct errors induced by radiation in real-time without any loss of performance," said Tim Canales, director of Special Technologies and Projects, Goodrich. "The microRad™ processor is base-lined for several complex integrated space flight systems where mean time between failure will be measured in the hundreds of thousands of hours."

Goodrich has designed the microRad™ processor to further its position as a leader in applied engineering for in-flight space data and control electronics. Starting from the ARM implementation and then adding features that are unique for aerospace applications, Goodrich offers a central processing unit that will dramatically increase the reliability of these systems and at an attractive price.

"Goodrich chose ARM because it offers the most widely-used and proven processor core technology in the industry for embedded real-time applications and a progressive growth path to higher performance solutions," said David Lung, vice president, Optical and Space Systems division, Goodrich. "This brings distinct advantages to our products and the aerospace industry as a whole."

"The ARM Partnership business model has evolved significantly over the past 11 years, enabling us to support our Partners' very specific, custom design requirements," said Mike Muller, CTO, ARM. "Goodrich's position in the aerospace industry, as well as its technical expertise and reputation for innovation, make them a significant addition to the ARM Partnership. They will help drive momentum for the ARM architecture in an entirely new range of applications."

About ARM Cores

ARM processors range in performance from 60 MHz (54 MIPS) to 1 GHz (1200+ MIPS). The cores are noted for performance, small die size, low-power consumption, tight code density, and multiple supply sources. Instruction set compatibility between processor families promotes design reuse and reduces software development time.

The ARM7TDMI-S core is a synthesizable version of the industry-proven ARM7TDMI® core, which incorporates the Thumb® instruction set to enable 32-bit performance at 16-bit system cost.

About Goodrich Corporation

With 2001 aerospace sales of $4.2 billion, Goodrich Corporation (NYSE: GR) is a leading worldwide supplier of aerospace components, systems and services. The company plans to spin off its engineered industrial products business to shareholders early in the second quarter of 2002. Goodrich is ranked by *Fortune* magazine as one of the "Most Admired" aerospace companies and is included on Forbes magazine's "Platinum List" of America's best big companies. Headquartered in Charlotte, North Carolina, the company employs 23,000 people worldwide. For more information visit http://www.goodrich.com.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS

ARM, ARM7TDMI, Thumb and ARM Powered are registered trademarks of ARM Limited. ARM7TDMI-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM, INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; and ARM France SAS.

Item 3

ICP ELECTRONICS LICENCES ARM922T CORE FOR INDUSTRIAL PC APPLICATIONS

CAMBRIDGE, UK and TAIPEI, TAIWAN – Apr. 22, 2002 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and ICP Electronics Inc., one of the world's leading industrial computer and network attached storage providers from Taiwan, today announced that ICP has licensed the ARM922T™ microprocessor core for use in its range of system-on-chips (SoCs) aimed at industrial applications.

In the short time since its formation in 1997, ICP Electronics Inc., has become one of the world's major designers and manufacturers of computers and associated products for industrial applications such as factory automation, computer telephony integration, networking appliance, communication base station, and security systems. ICP has also forged a reputation as a successful system design house, and will be using the ARM922T microprocessor core within customized SoCs to be designed in-house. ARM and ICP will work together to develop SoCs based on the ARM922T microprocessor core and these are expected to be available by the end of 2002.

"The fact that ICP has licensed ARM® technology demonstrates the advantages that our designs can bring to any area where low power and high performance are key," said Philip Lu, president, ARM Taiwan. "ICP's use of the ARM922T microprocessor core shows that ARM's microprocessor technology is ideally suited to the industrial market, and its versatility enables it to be applied to a wide range of digital applications."

"With its low-power, high-performance, low-cost and small footprint architecture, ARM's technology has an important role to play in industrial computing," said Jack Lin, VP of SoC Design Centre, ICP Electronics. "The ARM architecture is already incorporated in applications such as car braking systems where reliability is key, which shows its suitability for many industrial systems. By utilizing the advantages of

- more -

the ARM architecture we hope to bring industrial computing to low power, mobile devices."

About ICP Electronics Inc.

Since its inception in 1997, IEI has focused on bringing top quality products at highly competitive prices to the market. This policy coupled with excellent marketing and customer support has helped make IEI the top Industrial Computer manufacturer in Taiwan, with annual revenue fast approaching US$100 Million.

With a high percentage of the over 500 employees worldwide being in Research and Development, IEI prides itself on its capabilities to provide top quality IT solutions that suit the markets requirements. State-of-the-art manufacturing processes and factories across Taiwan and Mainland China ensure that sales channels in almost 100 countries globally are supplied with the best possible products – one of the reasons why IEI was awarded ISO9001 certification.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

- ends -

Item 4

ARM DELIVERS ADVANCED PORT OF SYMBIAN OPERATING SYSTEM TO MOTOROLA FOR 3G SMARTPHONE SOLUTION

Emulation expertise at ARM's Symbian Competence Center reduces time-to-market

CAMBRIDGE, UK - Apr. 24, 2002 - ARM [(LSEARM) (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced it has delivered a port of the Symbian OS (operating system) for ARM Powered® 2.5 and 3G smart phone devices to Motorola, Inc.'s (NYSE: MOT) Semiconductor Products Sector (SPS). The port, which has been created ahead of silicon implementation, makes use of the advanced system emulation methodologies from ARM and incorporates video-on-demand and video streaming capabilities.

ARM used advanced system emulation methodologies and the ARM Integrator™ development platform, part of the RealView™ suite of development tools, to create hardware incorporating an ARM920T™ macrocell and a mix of Motorola and ARM® peripherals. The Symbian OS was then ported to this platform. This was done before Motorola's implementation of the ARM920T macrocell is available, to reduce time-to-market.

The ARM920T macrocell supports platform operating systems such as Symbian OS, Linux and Windows CE and is well-suited for handheld, battery-powered, wireless platforms such as PDAs, smart phones and Internet appliances.

"As a Symbian Competence Center, ARM has extensive experience porting the Symbian OS to new system-on-chip (SoC) and ASSP devices," said David Boorman, software consultancy services manager, ARM. "Use of our advanced emulation methodology enabled software development to be completed well in advance of the hardware, reducing the time our partners, such as Motorola, require for system integration and testing of the final silicon implementation."

"ARM's support services have enhanced our advanced multimedia development environment, system-on-chip expertise and software tools to speed the development of our next-generation smart phone platforms, which will excel in a highly competitive industry. By leveraging these best-in-class technologies, developers can deliver a wider variety of applications using Motorola's total systems solutions," said Buddy Broeker, Motorola's Wireless Emerging Markets operations manager. "Motorola has been impressed by ARM's Symbian Competence Center and its comprehensive scope of services. Their work has helped us prove to customers that DragonBall MX1 is a great solution in parallel with the silicon implementation."

"As a Symbian Competence Center, ARM provides a comprehensive service to enable Symbian's Semiconductor Partners, such as Motorola SPS, to bring optimized silicon solutions to market more quickly based on SYMBIAN OS," said Mike Whittingham, Semiconductor Partner manager, Symbian. "Along with tool optimization, this further highlights the benefits ARM brings to Symbian's Semiconductor Partners."

Motorola's i.250 (2.5G voice/data) and i.300 (3G multimedia) Innovative Convergence platforms and DragonBall™ family of microprocessors are designed to meet a variety of customer needs by providing a comprehensive road map with distinct industry advantages for smaller, lighter, lower-cost wireless products. These advantages include flexibility, offering low, mid and high-tier feature sets; scalability, offering migration paths from 2G and 2.5G to 3G protocols; and connectivity, with Personal Area Network (e.g., Bluetooth™ technology), Wide Area Network (cellular) and mobile commerce capabilities.

The Innovative Convergence platform technology embodies 70 years of wireless expertise, 50 years in semiconductors, and two decades of leadership in the cellular industry. The i.250 platform provides the industry's most integrated solution — from silicon to software — to deliver a wide variety of mobile data applications and services. The i.300 platform is a total system solution that bundles the chipset, software, development tools, reference design, test environments and type certification support. These platforms are engineered to enable global OEMs (original equipment manufacturers) and ODMs (original device manufacturers) to develop state-of-the-art products to enable anytime, anywhere communication for consumers.

The best-selling DragonBall microprocessor family, which is included with the i.300 platform, is designed for advanced information appliances, PDAs, smart phones, Web browsers/tablets, digital media audio players, handheld computers and mobile data/voice applications.

As a Symbian Competence Center, ARM provides a range of technology services that support Symbian's technology in ARM core-based devices. ARM provides a service focused on accelerating Symbian OS-based product development and maximizing designer productivity through a total development environment and design reuse strategy. Products and services include: SoC/ASSP design; porting to new SoC/ASSP devices; development of ARM peripherals and drivers; system simulation of SoC architectures for Symbian; and integration of ARM software technology.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

ENDS